UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Grubb & Ellis Realty Advisors, Inc.
(Name of Issuer)
Common Stock, $.001 par value
Units, consisting of one share of Common Stock and two warrants
(Title of Class of Securities)
400096103
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	400096 10 3 (Common Stock)

1	NAMES OF REPORTING PERSONS: Grubb & Ellis Company

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		5,667,719*

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,667,719*

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,667,719*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

19.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
*The Reporting Person’s share totals disclosed herein exclude warrants to purchase 4,645,521 shares of Common Stock. Such warrants do not become exercisable until the later of (i) the Issuer’s completion of a business combination with a target acquisition and (ii) February 27, 2007.

Item 1(a).	Name of Issuer:
Grubb & Ellis Realty Advisors, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
500 West Monroe Street, Suite 2800
Chicago, Illinois 60661

Item 2(a).	Name of Person Filing:
Grubb & Ellis Company

Item 2(b).	Address of Principal Office or, if none, Residence:
500 West Monroe Street, Suite 2800
Chicago, Illinois 60661

Item 2(c).	Citizenship or Place of Organization:
Delaware

Item 2(d).	Title of Class of Securities:
Common Stock, par value $.001 per share
Units, consisting of one share of Common Stock and two warrants

Item 2(e).	CUSIP Number:
400096103

Item 3.	If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.*
(a)	Amount beneficially owned: 5,667,719

(b)	Percent of class: 19.0%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 5,667,719

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of:

5,667,719

(iv)	Shared power to dispose or to direct the disposition of: 0
*The Reporting Person’s share totals disclosed herein exclude warrants to purchase 4,645,521 shares of Common Stock. Such warrants do not become exercisable until the later of (i) the Issuer’s completion of a business combination with a target acquisition and (ii) February 27, 2007.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not Applicable.

SIGNATURE.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 26, 2006

Grubb & Ellis Company
By:	/s/ Robert Z. Slaughter
	Name:	Robert Z. Slaughter
	Title:	Executive Vice President and General Counsel